UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41928

Planet Image International Limited

No. 756 Guangfu Road

Hi-tech Development Zone

Xinyu City, Jiangxi Province

People’s Republic of China

+86 0790-7138216

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Result of the 2025 Annual General Meeting of Shareholders

On December 26, 2025, Planet Image International Limited (the “Company”) held its annual general meeting of shareholders (the “2025 Annual General Meeting”) at 10:00 a.m., Beijing Time, at 1st Floor, Clubhouse, Yajule Central City, Sanxiang Town, Zhongshan City, Guangdong Province, the People’s Republic of China.

At the 2025 Annual General Meeting, the shareholders of the Company adopted resolutions approving all of the proposals considered at the Meeting. Shareholders representing 70.37% in nominal value of the total issued voting shares in the Company as of the record date were present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative at the 2025 Annual General Meeting. A quorum for the transaction of business was present at the 2025 Annual General Meeting.

The results of the votes were as follows:

1.	“It is resolved as an ordinary resolution that Weidong Gu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.” (“Proposal One”)

Resolution	For	Against	Abstain
Proposal One	278,525,682	1,955	4
Percentage of Voted Shares:	100%	0%

2.	“It is resolved as an ordinary resolution that Shaofang Weng be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.” (“Proposal Two”)

Resolution	For	Against	Abstain
Proposal Two	278,525,682	1,955	4
Percentage of Voted Shares:	100%	0%

3.	“It is resolved as an ordinary resolution that Tan Kwong Hun be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.” (“Proposal Three”)

Resolution	For	Against	Abstain
Proposal Three	278,525,682	1,955	4
Percentage of Voted Shares:	100%	0%

4.	“It is resolved as an ordinary resolution that Fenglei Jiang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.” (“Proposal Four”)

Resolution	For	Against	Abstain
Proposal Four	278,525,806	1,831	4
Percentage of Voted Shares:	100%	0%

5.	“It is resolved as an ordinary resolution that Xinwei Xie be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.” (“Proposal Five”)

Resolution	For	Against	Abstain
Proposal Five	278,525,682	1,955	4
Percentage of Voted Shares:	100%	0%

6.

“It is resolved, as an ordinary resolution that:

i.      a share consolidation of the Company’s issued and unissued shares (the “Shares”) be approved at a ratio of not less than one (1)-for-twenty-six (26) and not more than one (1)-for-eight thousand (8,000) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion prior to the Company’s 2027 annual general meeting (the “Share Consolidation”); and

ii.      in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Shares to be issued to shareholders of the Company to round up any fractions of Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.” (“Proposal Six”)

Resolution	For	Against	Abstain
Proposal Six	278,464,699	62,142	800
Percentage of Voted Shares:	99.98%	0.02%

7.	“It is resolved as a special resolution that subject to and immediately following the approval by the holders of the Company’s issued and outstanding Class B Ordinary Shares, the voting rights attached to the Class B Ordinary Shares be increased so that each Class B Ordinary Share shall be entitled to thirty (30) votes on all matters subject to the vote at general meetings of the Company.” (“Proposal Seven”)

Resolution	For	Against	Abstain
Proposal Seven	278,452,289	74,552	800
Percentage of Voted Shares:	99.97%	0.03%

8.	“It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.” (“Proposal Eight”)

Resolution	For	Against	Abstain
Proposal Eight	278,453,311	74,330	0
Percentage of Voted Shares:	99.97%	0.03%

Result of the Extraordinary General Meeting of Holders of Class B Ordinary Shares

On December 26, 2025, the Company held an extraordinary general meeting of holders of Class B ordinary shares (the “Class B Shareholder Meeting”) at 3:00 p.m., Beijing Time, at 1st Floor, Clubhouse, Yajule Central City, Sanxiang Town, Zhongshan City, Guangdong Province, the People’s Republic of China.

At the Class B Shareholder Meeting, the holder of Class B ordinary shares of the Company adopted a special resolution approving the proposal considered at the Meeting. The holder of Class B ordinary shares representing 100% in nominal value of the total issued voting Class B ordinary shares in the Company as of the record date was present by its duly authorized representative at the Class B Shareholder Meeting. A quorum for the transaction of business was present at the Class B Shareholder Meeting.

The results of the votes were as follows:

1.	“It is resolved as a special resolution that the voting rights attached to the Class B Ordinary Shares be increased so that each Class B Ordinary Share shall be entitled to thirty (30) votes on all matters subject to the vote at general meetings of the Company (the “Class B Voting Amendment”).”

Resolution	For	Against	Abstain
Class B Voting Amendment	26,315,800	0	0
Percentage of Voted Shares:	100%	0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Planet Image International Limited

Date: December 31, 2025	By:	/s/ Shaofang Weng
	Name:	Shaofang Weng
	Title:	Chief Executive Officer

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